FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 26, 2016

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc

26 April 2016

Annual Report and Accounts 2015

A copy of the Annual Report and Accounts 2015 for The Royal Bank of Scotland plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

The document will be available on The Royal Bank of Scotland Group plc's website at
http://investors.rbs.com/reports-archive/2015.aspx

For further information, please contact:-

RBS Media Relations
+44 (0) 131 523 4205

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2015 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2015.

Risk factors
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is the principal operating subsidiary of The Royal Bank of Scotland Group plc ("RBSG" and, together with its subsidiaries, the "RBS Group"). Accordingly, the risk factors described below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group's business, reputation, results of operations, financial condition, cash flows or future prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The RBS Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBS Group's operations, operating results, reputation, financial position and future prospects.
In the past eight years, the RBS Group has dramatically downsized and simplified the scale and complexity of its operations as compared to its operations preceding and during the financial crisis. However, the RBS Group's operations remain diverse and complex, and the RBS Group operates in legal and regulatory environments that expose it to potentially significant litigation, civil and criminal regulatory and governmental investigations and other regulatory risk. The RBS Group has settled a number of legal and regulatory investigations over the past several years but continues to be, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the US, Europe and other jurisdictions.

The RBS Group is involved in ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation (including class action litigation), relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment (including alleged mistreatment of small and medium enterprises by RBS's Global Restructuring Group, as alleged in the November 2013 report by Lawrence Tomlinson), anti-money laundering, sanctions, and various other compliance issues. In the US, ongoing matters include various civil and criminal federal and state investigations relating to the securitisation of mortgages, as well as the trading of various forms of asset-backed securities. The RBS Group continues to cooperate with governmental and regulatory authorities in these and other investigations and reviews. For more detail on certain of the RBS Group's ongoing legal, governmental and regulatory proceedings, see pages 234 to 244.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Settlements, resolutions and outcomes in relation to ongoing investigations may result in material financial fines or penalties, non-monetary penalties, ongoing commitments, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the RBS Group and the outcome of on-going claims against the RBS Group may give rise to additional legal claims being asserted against the RBS Group, any of which outcomes could materially adversely impact the RBS Group's capital position and prospects. Monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the RBS Group. It is expected that the RBS Group will continue to have a material exposure to litigation and governmental and regulatory proceedings and investigations relating to legacy issues in the medium term. Adverse outcomes or resolution of current or future regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the RBS Group's and/or the Group's operations, adversely impact the RBS Group's strategic programme or have a material adverse effect on the RBS Group's and/or the Group's reputation, results of operations, capital position and prospects.

The RBS Group may be required to make new or increase existing provisions in relation to existing or future legal proceedings, investigations and governmental and regulatory matters which may be substantial, including with respect to current matters in relation to which the RBS Group has not yet recognised legal provisions. In 2015, the RBS Group booked a provision of £334 million in respect of foreign exchange trading-related investigations. In 2015 the RBS Group booked an additional £2.1 billion related principally to mortgage-backed securities ("MBS") litigation in the US (resulting in total provisions made for this matter of £3.8 billion, of which £0.1 billion had been utilised at 31 December 2015). No provisions have been made in relation to resolving the ongoing US Department of Justice and various US State Attorneys General investigations into MBS-related conduct matters. The costs of resolving these investigations and the costs (beyond existing provisions) of resolving MBS litigation in the US could individually or in aggregate prove to be substantial. The RBS Group also booked in 2015 additional provisions of £600 million for Payment Protection Insurance, resulting in total provisions made for this matter of £4.3 billion, of which £3.3 billion had been utilised by 31 December 2015 and there remains a risk of future provisions and costs.

The provision for interest rate hedging products redress and administration costs was also increased by £68 million (net of releases) in 2015, with total provisions relating to this matter totalling £1.5 billion, of which £1.35 billion had been utilised at 31 December 2015. Significant new provisions or increases in existing provisions relating to legal proceedings, investigations and governmental and regulatory matters may have a material adverse effect on the RBS Group's and/or the Group's financial condition and results of operations as well as their reputation.

The RBS Group is subject to political risks
The European Union Referendum Act 2015 requires the UK government to hold a referendum on the UK's membership of the European Union, the date of which has been scheduled for 23 June 2016. The outcome of the EU referendum and consequences for the UK could significantly impact the environment in which the RBS Group, its customers and investors operate, introducing significant new uncertainties in financial markets, as well as the legal and regulatory requirements and environment to which the RBS Group, its customers and investors are subject. Uncertainty as to the outcome of the referendum will therefore lead to additional market volatility and is likely to adversely impact customer and investor confidence prior to the vote.

In the event of a result supporting the UK's exit from the European Union, the lack of precedent means that it is unclear how the UK's access to the EU Single Market and the wider trading, legal and regulatory environment would be impacted and hence how this would affect the RBS Group, its customers and investors. During a transitional period, when the terms of the exit would be negotiated, or beyond, the related uncertainty could have a material adverse effect on any of the RBS Group's and Group's business, financial condition, credit ratings and results of operations. A vote supporting the UK's exit from the European Union may also give rise to further political uncertainty regarding Scottish independence.

Pursuant to the State Aid Commitment Deed and its strategic programme, the RBS Group is in the process of separating Williams & Glyn with a view to fully divesting the business by the end of 2017. The scale and complexity of this process and the diversion of RBS Group resources required to support it, or delays in meeting the divestment deadline, could have a material adverse effect on the RBS Group's and the Group's operations, operating results, financial position and reputation.
The RBS Group has met all of the divestment commitments contained within the set of conditions upon which state aid approval was received from the European Commission for the financial assistance provided to the RBS Group by the UK Government in December 2008, save for the divestment of the RBS Group's RBS branches in England and Wales, NatWest branches in Scotland, direct SME banking and certain mid-corporate customers as a separate business under the Williams & Glyn brand ("Williams & Glyn").

In connection with the receipt of such aid, the RBS Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the "State Aid Commitment Deed"). In light of its obligations under the State Aid Commitment Deed to fully divest Williams & Glyn by the end of 2017, the RBS Group has been actively seeking to fully divest Williams & Glyn in accordance with this timetable. Due to significant execution challenges, the separation of the Williams & Glyn business from the RBS Group will now not be until after Q1 2017, as previously announced. The RBS Group remains committed to full divestment by the end of 2017, although it continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed. The complexities or delays in separation may impact the RBS Group's ability to meet the divestment deadline and could result in the RBS Group adopting an alternative divestment structure to either of the current plans for divestment.

There is potential for non-compliance if the RBS Group fails to meet this deadline, which might result in the RBS Group breaching the terms of the State Aid Commitment Deed and might constitute a misuse of state aid. In such circumstances, a divestiture trustee may be appointed, with the mandate to complete the disposal at no minimum price. This may adversely affect the attractiveness of, and result in additional execution risks in respect of the sale of, Williams & Glyn. Furthermore, a failure to comply with the terms of the State Aid Commitment Deed could result in the imposition of additional remedies or limitations on the RBS Group's operations, additional supervision by the RBS Group's regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group and/or the Group. Delays in execution may also impact the RBS Group's ability to carry out its strategic programme and implement mandatory regulatory requirements, including the UK ring fencing regime. Such risks will increase in line with any additional delays.

The availability and interest of buyers or investors for Williams & Glyn or the ability of the RBS Group to divest the business on commercially attractive terms is not certain. In particular, Williams & Glyn is a complex business and unforeseen difficulties in integrating the business with that of any buyer could deter potential buyers from bidding for the business or completing the sale. In addition, the number of potential bidders with synergy potential or strategic interests may be limited and such investors may value the business below what the RBS Group considers to be the fair value of the Williams & Glyn business.

The divestment of the Williams & Glyn business from the RBS Group requires significant structural, governance and IT changes, which are complex to implement and will impact the RBS Group's customers, operations and controls. In particular, a key component of the current separation plan is the successful migration of the Williams & Glyn business to a stand-alone and operational technology platform.

Given the current interconnectedness of the Williams & Glyn business and other parts of the RBS Group and in order to seek to meet the deadlines for divestment, this process will necessarily divert management and personnel resources from the effective conduct of the RBS Group's operations and jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its strategic programme. In addition, the execution of the separation and divestment will result in significant costs. There are currently approximately 6,000 employees (FTE) engaged on the project and total costs incurred to 31 December 2015 relating to the separation and divestment of Williams & Glyn were £1.2 billion and are expected to increase through to completion. Although the RBS Group is committed to achieving the separation and divestment in the most cost-efficient manner, due to unforeseen complexities and factors outside of the RBS Group's control, costs could be materially higher than currently contemplated.

Furthermore, an essential precondition for a trade sale or IPO of Williams & Glyn will be the granting of a banking licence by the PRA, an application for which was submitted in September 2015, which in turn will depend, among other things, on demonstrating progress on the separation. Delays in obtaining the licence may impact the sale process and buyer confidence or the RBS Group's ability to meet the prescribed deadlines for divestment.

As a direct consequence of the divestment of Williams & Glyn, the RBS Group will lose existing customers, deposits and other assets. It may also lose the potential for realising additional associated revenues and margins, or cost savings that it otherwise might have achieved. The RBS Group will also be unable to fully reduce its shared central costs in proportion to the scale of reduction in income resulting from the divestment of Williams & Glyn. The RBS Group's financial condition may also be exposed to risk with respect to the control, management and results of operations of Williams & Glyn during a transitional period.

The divestment may also have a negative impact on the RBS Group's competitive position, including through the emergence of a new competitor. Depending on the form in which Williams & Glyn is divested, the RBS Group may agree or be required to provide services for, or other forms of support (financial or otherwise) to, Williams & Glyn, which may result in reputational and financial exposure for the RBS Group and may require significant attention from the RBS Group's senior management, in particular in respect of managing conflicts of interests and confidentiality of data.

The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the RBS Group will be a viable, competitive, customer-focussed and profitable banking group.
In the first quarter of 2015, the RBS Group articulated a new strategy focussed on the growth of its strategic operations in UK Personal & Business Banking and Commercial & Private Banking and the further restructuring of its Corporate and Institutional Banking ("CIB") business to focus mainly on UK and Western European corporate and financial institutions. It also announced the acceleration of the run-down of certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities. In 2015, the RBS Group also continued the run-down of the higher risk and capital intensive assets in RBS Capital Resolution ("RCR"), which has now been merged into Capital Resolution, and strengthened the RBS Group's capital position, including through the full divestment of the RBS Group's interest in Citizens Financial Group ("CFG"), which were key goals of its previous strategic plan. Finally, the RBS Group remains focussed on meeting its returns and efficiency targets (including cost reductions) as well as improving customer experience and employee engagement.

This strategy is intended to leave the RBS Group better positioned for the implementation of the UK ring-fencing regime. The RBS Group's strategy is also focussed on strengthening its overall capital position. During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the RBS Group has lifted its capital targets and currently aims for a CET1 ratio at or over 13%.

Implementing the RBS Group's current strategic programme, including the restructuring of its CIB business, will require further material changes to be implemented within the RBS Group over the medium term at the same time that it will also be implementing structural changes to comply with the UK ring-fencing regime and divesting Williams & Glyn. The RBS Group expects this restructuring period to be disruptive and likely to increase operational and people risks for the RBS Group and may divert management resources from the conduct of the RBS Group's operations and development of its business.

The RBS Group may not be able to successfully implement any part of its strategic programme in the time frames contemplated or at all, and, as a result, the RBS Group may not be able to achieve its stated capital targets or its strategic objectives. The RBS Group's strategic programme comprises a number of different actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the RBS Group's strategic programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group's control.

Although one of the objectives of the RBS Group's strategic programme is to achieve a medium-term reduction in annual underlying costs (excluding restructuring and conduct-related charges), this level of cost saving may not be achieved within the planned timescale or at any time. Such risks are linked to and additional to the risks relating to the implementation of the UK ring-fencing regime and the divestment of Williams & Glyn, and will be increased by issues or delays in their implementation, in particular delays in the separation and divestment of Williams & Glyn.

On completion of the implementation of its strategic programme and the UK ring-fencing regime in 2019, the RBS Group's businesses will be primarily concentrated in the UK and Western Europe, and therefore its potential for profitability and growth will be largely dependent on its success with its retail and SME customers in the UK. Due to the changed nature of the RBS Group's business model, future levels of revenue may not be achieved in the timescale envisaged or at any time. In addition, there can be no guarantee that the new business model defined for CIB will result in a sustainable or profitable business. As a result, in addition to the execution risks associated with the implementation of its strategic programme and of the UK ring-fencing regime, there can be no assurance that even if the RBS Group executes its strategic programme, it will prove to be a successful strategy or that the restructured RBS Group, on completion of these restructuring measures, will be a viable, competitive, customer-focussed and profitable banking group.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed by 1 January 2019 will result in material structural changes to the RBS Group's business. These changes could have a material adverse effect on the RBS Group and the Group.
The UK Government's White Paper on Banking Reform published in September 2012 outlined material structural reforms for the UK banking industry. The implementation of the "ring-fencing" of retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the "Banking Reform Act 2013") and adopted through secondary legislation (the "UK ring-fencing regime"). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See "The RBS Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain and which may result in additional compliance challenges and costs."

The Prudential Regulation Authority ("PRA") is carrying out consultations with the RBS Group and other affected UK banks and is expected to publish the majority of its final rules and supervisory statements during the first half of 2016.

The PRA has indicated that the implementation of the UK ring-fencing regime may be further amended in light of any finalised EU proposals for the mandatory separation of proprietary trading and related trading activities which are currently being considered by the European Parliament and the European Council. A preliminary plan outlining the RBS Group's anticipated legal and operating structure under the new regime was submitted to the PRA and the Financial Conduct Authority ("FCA") by the deadline set by the regulators of 6 January 2015. On 29 January 2016, the RBS Group submitted an update to its draft ring-fencing plans to the regulators.

The RBS Group has identified a number of material operational, execution and legal risks associated with the implementation of the UK ring-fencing regime. These are in addition to the uncertainty associated with starting to plan and prepare for implementation before final rules and guidance are in place or before the RBS Group applies for or obtains certain waivers or modifications (as envisaged under the rules), which it expects to require. These risks may be exacerbated by the RBS Group's other ongoing restructuring efforts, including, in particular, the separation of the Williams & Glyn business, and new and developing legal requirements relating to the regulatory framework for banking resolution.
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The RBS Group intends to establish a ring-fenced bank sub-group ("RFB") organised under an intermediate holding company for its UK-focussed banking services while the non-ring-fenced RBS Group entities ("NRFBs") will hold the RBS Group's remaining trading activities, the operations of RBS International and all non-EEA branches and subsidiaries and some banking activities that are not permitted activities for the RFB. The establishment of the RFB and the NRFBs will have a material impact on how the RBS Group conducts its business and require a significant legal and organisational restructuring of the RBS Group and the Group and the transfer of large numbers of assets, liabilities and customers between legal entities and the realignment of employees, (which may be subject to consultation with employee representatives) and will be contingent upon court, regulatory or board approvals. The RBS Group is unable to predict how some customers may react to the required changes, including for some customers a requirement to deal with both the RFB and NRFBs to obtain the full range of products and services. The migration of some customers is also dependent on the completion of the technical separation of Williams & Glyn from the RBS Group.

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As part of the establishment of the RFB, the RFB will need to operate independently from the NRFBs and material changes to the existing corporate governance structure will need to be put in place by the RBS Group to ensure the RFB's independence and the RBS Group cannot predict the extent of the associated increase in overhead and compliance costs.

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In order to comply with the requirements of the UK ring- fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology ("IT") infrastructure, human resources and critical service providers. Arrangements between RFB and NRFBs entities will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm's-length basis.

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The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group's treasury operations, including internal and external funding arrangements and may impact the credit ratings of some of the RFB or NRFBs entities, including the Bank. Reliance on intra-group exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and NRFB entities. Intra-group distributions (including payments of dividends) between RFB and NRFB entities (which will include the RBS Group parent company) will also be subject to certain limitations. The RFB sub-group will have to meet prudential requirements, including Pillar 2A requirements and the UK's Systemic Risk Buffer, at RFB sub-group level, in addition to meeting existing requirements applied on an individual entity basis (where applicable). The potential loss of intra-group exemptions and the application of additional prudential requirements could result in increased capital requirements and related compliance costs.

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In order to comply with the UK ring-fencing regime, from 2026 it will not be possible for the RFB and the NRFBs to participate in the same defined benefit pension plan. As a result, it will be necessary for either the RFB or NRFBs to leave the current pension plan and the costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increasing annual cash contributions required to be made into the RBS Group's pension plans. Such separation may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.

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The RBS Group will also need to evaluate, among other things, any accounting consequences resulting from the restructuring as well as any tax costs, the tax attributes of each of the RFB and NRFBs and the ability to transfer tax losses between RFB and NRFB entities. Transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

The steps required to implement the UK ring-fencing regime within the RBS Group to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to plan, execute and implement and entail significant costs and operational risks.

These operational risks are heightened as the UK ring-fencing regime will be implemented during a period of significant business restructuring, which is expected to be dependent on the completion of the technical separation of Williams & Glyn from the RBS Group.

Although final implementation is not required until 1 January 2019, there is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers on time or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the RBS Group's operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group's and/or the Group's profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the RBS Group's and/or the Group's reputation, results of operations, financial condition and prospects.

Operational risks are inherent in the RBS Group's businesses and these risks could increase as the RBS Group implements its strategic programme, the UK ring-fencing regime and the divestment of Williams & Glyn.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk. The RBS Group has complex and geographically diverse operations and operational risk and losses can result from IT failures, internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and antiterrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, financial reporting errors or deficiencies, business continuity and data security system failures, information security threats or deficiencies, including cyber risk, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group's suppliers or counterparties.

Operational risks will be heightened as a result of the restructuring of the RBS Group relating to the implementation of its strategic programme. The implementation of the UK ring-fencing regime, the divestment of Williams & Glyn and the restructuring of the CIB business carry significant execution and delivery risk, are being delivered against the backdrop of ongoing cost challenges and will put significant pressure on the RBS Group's ability to maintain effective internal controls. Although the RBS Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the RBS Group's activities as well as the implementation of the RBS Group's strategic programme, the UK ring-fencing regime, and the divestment of Williams & Glyn, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group.

Ineffective management of operational risks could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and results of operations.

The RBS Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks and the RBS Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.
On completion of the restructuring of the RBS Group relating to the implementation of its strategic programme and the UK ring- fencing regime, its business focus will be primarily in the UK and Western Europe. Although the prospects for the UK and the United States remain the strongest among the G-7 in 2016 and Ireland's economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK and the RBS Group's other key markets, regulators' concerns relating to the UK buy-to-let market and possible restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the RBS Group's businesses.

In addition, a number of European economies have not yet recovered from the effects of the financial crisis and consensus forecasts of growth in 2016 and 2017 for some of the largest European economies such as France and Italy remain weak and the economic recovery of Greece and other European economies remains uncertain. As a result, concerns relating to sovereign default, exit or breakup of the eurozone, and the direct and indirect impact of such events on the UK and other European economies, remain.

The RBS Group's businesses and many of its customers are, and will continue to be, affected by global economic conditions, perceptions of those conditions and future economic prospects, in particular insofar as they impact the UK economy. The outlook for the global economy over the near to medium-term remains uncertain due to a number of factors including: major geopolitical instability, historically depressed oil and commodity prices, concerns around global growth and liquidity, uncertainty relating to the scope and timing of interest rate rises against a backdrop of historically high sovereign and household borrowing levels and stagnant inflation or deflation. In particular, slowing growth and high debt levels in emerging market economies to which the RBS Group is exposed (including those economies to which the RBS Group remains exposed pending the exit of certain of its businesses and which include China, India, Saudi Arabia and Russia) remains an area of concern and a further slowing of emerging country economic growth or recession, appreciation of the US dollar, new or extended economic sanctions or increased financing needs as existing debt matures, could impact the RBS Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets. The RBS Group's businesses and performance are also affected by financial market conditions.

Financial markets, in particular equity and commodity markets, experienced considerable volatility in late 2014 and in 2015 which has continued into 2016 and has translated in a downward trend in financial markets which has in turn resulted in significant value destruction.

These trends are attributable to many of the factors noted above as well as significant downward movements in world markets, especially China, and revised projections for Chinese and emerging market economic growth during the second half of 2015 and the beginning of 2016. Financial markets also were and will likely continue to be impacted by the uncertainty as to how economies and counterparties will be affected, directly or indirectly, by the impact and timing of monetary policy measures adopted by the Bank of England, the European Central Bank ("ECB"), the US Federal Reserve and other central banks, including the Bank of Japan. While the ECB has been implementing a quantitative easing programme since January 2015 designed to improve confidence in the eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful.

The challenging operating environment for the RBS Group's businesses, created by uncertain economic and market conditions, is characterised by:
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prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the RBS Group;

•	budgetary concerns affecting sovereign credit ratings and impacting consumer confidence and spending and business confidence;
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reduced activity levels, additional write-downs and impairment charges and lower profitability, which either alone or in combination with regulatory changes or the activities of other market participants may restrict the ability of the RBS Group to access capital, funding and liquidity; and

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the risk of increased volatility in yields and asset valuations as central banks accelerate looser monetary policies (such as in Japan or Europe) or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures (such as in the US).

Developments relating to current economic conditions and instability in financial markets, including those discussed above, could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition, results of operations and prospects.
In addition, the RBS Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the RBS Group's and/or the Group's business, financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the RBS Group's business and results of operations.
Some of the most significant market risks that the RBS Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the 'Funding for Lending' scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. There remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates, following the US Federal Reserve's decision in December 2015 to raise US interest rates for the first time since 2006. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely, raising interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the RBS Group operates, including the UK housing market, and consequently to an increase in delinquency rates and default rates among customers. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. Any adverse impact on the credit quality of the RBS Group's customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the RBS Group's assets and higher levels of impairment allowances, which could have an adverse effect on the RBS Group's and Group's operations, financial position or prospects. As part of ongoing derivatives operations, the RBS Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

Any such developments may also adversely impact the value of the RBS Group's pension fund which may result in additional contributions being required. See "The RBS Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits and to restructure its pension schemes as a result of the implementation of the UK ring-fencing regime."

Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the RBS Group's non-UK subsidiaries and may affect the RBS Group's reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of the ECB and of the US Federal Reserve and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates in 2015 and early 2016. For accounting purposes, the RBS Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the RBS Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the RBS Group's investment and trading portfolios. Financial markets experienced significant volatility during 2015 and early 2016, following concerns about the political and economic recovery in Greece, volatility and instability in the Chinese and global stock markets and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the RBS Group's assets. In addition, oil prices continued to fall significantly against their historical levels during 2015 and early 2016 and remained at such low levels, and other commodity prices also decreased.

Although it has significantly reduced its exposure in 2015, the RBS Group is exposed to oil and commodity prices though its exposure to customers and its other counterparties in the energy sector and oil producing countries. Further or sustained low oil and commodity prices could negatively impact the RBS Group's customers and other counterparties and the value of the RBS Group's trading portfolios.

The RBS Group's business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets.
Effective management of the RBS Group's capital is critical to its ability to operate its businesses, comply with its regulatory obligations, pursue its strategy of returning to stand-alone strength, resume dividend payments on its ordinary shares and maintain discretionary payments. The RBS Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources.

Adequate capital also gives the RBS Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK and European markets. On a fully loaded basis, the RBS Group's CET1 ratio was 15.5% at 31 December 2015.

During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the RBS Group has lifted its capital targets and currently aims to have a CET1 ratio at or over 13%. The RBS Group plans capital levels based on regulatory requirements and additional internal modelling and stress scenarios.

However, the RBS Group's ability to achieve such targets depends on a number of factors, including the implementation of its strategic programme and any of the factors described below. A shortage of capital could arise from:
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a depletion of the RBS Group's capital resources through increased costs or liabilities (including pension, conduct, litigation and legacy costs), reduced profits or losses (and therefore retained earnings) or reduced asset values resulting in write-downs or impairments;

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an increase in the amount of capital that is needed to be held, including as a result of changes to the actual level of risk faced by the RBS Group, changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBS Group's view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the RBS Group's peer banks or through the changing views of rating agencies.

The RBS Group's current capital strategy is based on the expected accumulation of additional capital through the accrual of profit over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks. Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group's capital plan, combined with a depletion of its capital resources or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the RBS Group's ability to meet its capital targets or requirements and achieve its capital strategy during the restructuring period.

If circumstances were to result in the RBS Group having or being perceived to have a shortage of capital as a result of any of the circumstances described above, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. This may also trigger the implementation of its capital recovery plans.

This, in turn, may affect the RBS Group's capacity to continue its business operations, pay future dividends and make other distributions (including coupons on capital instruments) or pursue strategic opportunities, impacting future growth potential. If, in response to such shortage, the RBS Group is required to convert certain regulatory capital instruments into equity or raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group's legal entity structure or by asset or business disposals. Such actions may impact the underlying profitability of the RBS Group.

Failure by the RBS Group to comply with regulatory capital and leverage requirements may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.
The RBS Group is subject to extensive regulatory supervision in relation to the levels and quality of capital in its business, including as a result of the transposition of the Basel Committee on Banking Supervision's regulatory capital framework ("Basel III") in Europe by a Directive and Regulation (collectively known as "CRD IV"). In addition, the RBS Group has been identified as a global systemically important bank ("GSIB") by the Financial Stability Board ("FSB") and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although in the FSB's most recent annual list of GSIBs published in November 2015, the RBS Group was moved down to the last bucket, meaning that it will be subject to the lowest level of additional loss-absorbing capital requirements.

Under CRD IV, the RBS Group is required to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets ("Pillar 1 requirement"). CRD IV also introduced six new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) and are required to be met with CET1 capital. In December 2015, the Bank of England published a report on the framework of capital requirements for UK banks, which outlines the expectation that capital buffers be used actively by the regulator to serve a macro- prudential purpose. The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5%) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer ("GSIB Buffer") and the other systemically important institutions buffer, is referred to as the "combined buffer requirement". These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the GSIB buffer. The GSIB buffer is currently set at 1.5% for the RBS Group, but will reduce to 1.0% on 1 January 2017, and is being phased in over the period from 1 January 2017 to 1 January 2019.

The systemic risk buffer will be applicable from 1 January 2019. The Bank of England's Financial Policy Committee (the "FPC") is responsible for determining which institutions should hold the systemic risk buffer, and if so, how large the buffer should be up to a maximum of 3% of a firm's risk-weighted assets. The FPC is currently consulting on the proposed framework for the systemic risk buffer, with final rules to be finalised by 31 May 2016. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks ("D-SIBs"), which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

This follows on 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs. In addition, national supervisory authorities may add extra capital requirements (the "Pillar 2A requirements") to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements.

The RBS Group's current Pillar 2A requirement set by the PRA is set at an equivalent of 5.0% of risk-weighted assets. The PRA has also introduced a firm specific Pillar 2B buffer ("PRA buffer") which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution's PRA Buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of weak risk management and governance, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement. The Pillar 2A requirements and the PRA buffer will result in the setting of a fixed amount of CET1 capital which must be held by the RBS Group and which may change during the period of restructuring of the RBS Group, while risk-weighted assets are expected to continue to reduce during the same period, which will in turn put pressure on the RBS Group's ability to maintain its capital ratio targets and implement its distribution strategy.

In addition to capital requirements and buffers, the new regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions. The FPC has directed the PRA to implement: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by GSIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm's systemic risk capital buffer and which is being phased in from 2016 and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm's countercyclical capital buffer.

Most of the capital requirements which apply or will apply to the RBS Group will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group may be required to issue additional ordinary shares in order to maintain or increase its CET1 capital if its retained earnings from the profits of its operations are insufficient, which could result in the dilution of existing shareholders.

Further, under the provisions of CRD IV Regulation, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences, must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets may change and adversely impact the RBS Group's CET1 capital and related ratios.

The Basel Committee and other agencies remain focussed on changes that will increase, or recalibrate, measures of risk- weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets. The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations. These rules are expected to be finalised later in 2016 and come into force by 2019. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The 2014 UK stress test demonstrated that the risk weights on some banks' residential mortgage portfolios can increase significantly in stressed conditions.

The Basel Committee also recently published for consultation a revised standardised measurement approach for operational risk. The new approach would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm's past operational losses. While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives could result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group, under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA's determination of the RBS Group's Pillar 2A or PRA Buffer requirements with respect to such exposures.
If the RBS Group is unable to raise the requisite amount of regulatory capital, or to otherwise meet regulatory capital and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, restrictions on distributions and may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group. A breach of the capital or leverage requirements applicable to the RBS Group or any relevant RBS Group entity, including the Group, may also trigger the application of the RBS Group's recovery plan to remediate a deficient capital position. A breach of the capital and leverage requirements applicable to the RBS Group may also result in the conversion into equity of certain regulatory capital instruments issued by the RBS Group or the issue of additional equity or regulatory capital instruments by the RBS Group, each of which could result in the dilution of the RBS Group's existing shareholders.

Failure by the RBS Group to comply with its capital requirements or to maintain sufficient distributable profits may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.
From 2016, in accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by the RBS Group in order for it to be entitled to make certain discretionary payments. Pursuant to Article 141 (Restrictions on distribution) of the CRD IV Directive, as transposed in the UK, institutions that fail to meet the "combined buffer requirement" will be subject to restricted "discretionary payments" (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and coupon payments on additional Tier 1 instruments).

The restrictions are scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". The EBA has clarified that the CET1 capital to be taken into account for the MDA calculation should be limited to the amount not used to meet the Pillar 1 and Pillar 2 own funds requirements of the institution. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its MDA, and as a consequence it may be necessary for the RBS Group to reduce or cease discretionary payments to the extent of the breach. The ability of the RBS Group to meet the combined buffer requirement will be subject to the RBS Group holding sufficient CET1 capital in excess of its minimum Pillar 1 and Pillar 2 capital requirements. In addition, the interaction of such restrictions on distributions with the capital requirements and buffers applicable to the RBS Group remains uncertain in many respects while the relevant authorities in the EU and the UK consult on and develop their proposals and guidance on the application of the rules.

In addition, in order to make distributions (including dividend payments), the RBS Group is required to have sufficient distributable profits available. Furthermore, coupon payments due on the additional tier 1 instruments issued by the RBS Group must be cancelled in the event that the RBS Group has insufficient "distributable items" as defined under CRD IV. Both distributable profits and distributable items are largely impacted by the RBS Group's ability to generate and accumulate profits or conversely by material losses (including losses resulting from conduct related-costs, restructuring costs or impairments).

Failure by the RBS Group to meet the combined buffer requirement or retain sufficient distributable profits or distributable items as a result of reduced profitability or losses, or changes in regulation or taxes adversely impacting distributable profits or distributable items, may therefore result in limitations on the RBS Group's ability to make discretionary distributions which may negatively impact the RBS Group's shareholders, holders of additional tier 1 instruments, staff receiving variable compensation (such as bonuses) and other stakeholders and impact its market valuation and investors' and analysts' perception of its financial soundness.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements which, in turn, may impact the RBS Group's financial condition, results of operations and investor confidence or result in restrictions on distributions.
The RBS Group is subject to stress tests by its regulator in the UK and by the European regulators with respect to RBS NV and Ulster Bank Ireland Limited. The results of the 2015 Bank of England stress tests showed that RBS's capital position remained above the Pillar 1 minimum capital requirements of 4.5% and met the leverage ratio of 3.0% in the hypothetical stress scenario. Although the PRA judged that the RBS Group did not meet its CET1 individual capital guidance after management actions in this scenario, in light of past and future plans to improve its capital position, the PRA did not require the RBS Group to submit a revised capital plan. In October 2015, the Bank of England published its approach to stress testing for the UK banking system applicable until 2018. The results of these tests will be used by the FPC and the PRA, alongside other inputs, to set the level of a financial institution's capital buffers, in particular the capital conservation buffer, countercyclical buffer and the PRA buffer.

The PRA will also use the stress test results to inform its determination of whether individual banks' current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers. In addition, if the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong presumption that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements.

However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements.

Failure by the RBS Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to hold additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the RBS Group's and the Group's financial condition, results of operations and prospects.

As a result of extensive reforms being implemented within the EU and the UK relating to the resolution of financial institutions, additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher funding levels than the RBS Group anticipated within its strategic plans and affect the RBS Group's funding costs.
In addition to the capital and leverage requirements under CRD IV, the EU Bank Recovery and Resolution Directive ("BRRD") introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and "eligible liabilities" (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for eligible liabilities ("MREL"), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors. MREL is being implemented as part of the resolution planning process and not as a separate or additional capital requirement under Basel III. Indeed, if a bank's resolution plans are not deemed sufficient, the regulator can require it to carry higher MREL over and above regulatory minima and potentially higher than its peers. Certain capital resources required under CRD IV and associated institution-specific capital requirements set by the PRA or FCA may count toward meeting MREL, but the PRA has indicated its intention to prohibit certain double-counting of existing capital resources. In particular, CET1 capital used to meeting a financial institution's risk-weighted or leverage buffer requirements may not count towards meeting MREL requirements. As a result, the RBS Group may be required to issue additional instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may result in an increased risk of a breach of the RBS Group's combined buffer requirement, triggering the restrictions relating to the MDA described above.

In addition to the requirements described above, the FSB published in November 2015 a final term sheet setting out its total loss-absorbing capacity ("TLAC") standards for global systemically important banks ("G-SIBs"). Although the Bank of England has indicated that it would use its powers to set MRELs for G-SIBs to implement the FSB's TLAC standards, the TLAC and MREL requirements differ in a number of ways.

The EBA is mandated to assess the implementation of MREL in the European Union and the consistency of MREL with the final TLAC standards in a report required by October 2016. This may result in the European Commission making amendments to the European regime on loss-absorbing requirements, which may in turn impact the UK authorities' implementation of the MREL requirements under the BRRD, and therefore may impact the quality or quantity of the capital required to be held by the RBS Group.

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation with a requirement that the Bank of England take into account the final draft regulatory technical standards published by the EBA in July 2015. The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. The Bank of England is currently consulting on the approach to be adopted in setting MREL, including, with respect to GSIBs, in line with the FSB's TLAC standards. GSIBs will be expected to meet their MREL requirements from 1 January 2019 and other financial institutions by 1 January 2020, subject to transitional arrangements. Until that time, MREL will be set equal to applicable minimum capital requirements, unless the Bank of England has particular concerns about a firm's resolvability. MREL requirements are expected to be set on a consolidated and individual basis, including for the holding entity of the banking group, at a level equivalent to two times the current minimum Pillar 1 and Pillar 2A capital requirements for that financial institution or, if higher, any applicable leverage ratio requirement, or the minimum capital requirements under Basel III plus, if applicable, capital buffer requirements: one for loss absorbency and one for recapitalisation.

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities (i.e. total loss-absorbing liabilities) will be expected to be issued from the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

The capital raised through such issuances would then be transferred downstream to material operating subsidiaries (such as the Bank) in the form of capital or another form of subordinated claim. In this way, MREL resources will be structurally subordinated to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process. In addition, the instruments which may qualify towards MREL will be determined in the PRA's final rules.
In order to achieve structural subordination for MREL purposes, senior unsecured issuances by RBSG will therefore need to be subordinated to the excluded liabilities described above. The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG's balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has indicated in its consultation on MREL that it intends to adopt a similar approach.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital compliant with the rules. In particular, these changes will require the RBS Group to issue Tier 1 capital (potentially including ordinary shares and additional Tier 1 instruments), Tier 2 capital and certain loss-absorbing debt securities, including senior securities, which may be costly and will result in certain existing Tier 1 and Tier 2 securities and other senior instruments issued by the RBS Group ceasing to count towards the RBS Group's loss-absorbing capital for the purposes of meeting MREL/TLAC requirements.

There remains considerable uncertainty as to how these rules will be implemented and the final requirements to which the RBS Group will be subject and the RBS Group may therefore need to revise its capital plan accordingly. The requirement to increase the RBS Group's levels of CET1 and Tier 2 capital, or other debt securities which qualify for meeting MREL, could have a number of negative consequences for the RBS Group and its shareholders, including impairing the RBS Group's potential future ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of RBSG.

The RBS Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.
The credit ratings of RBSG, the Bank and other RBS Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Bank and other RBS Group members, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies' revised outlook relating to regulatory developments, macroeconomic trends and a financial institution's capital position and financial prospects.

During 2015, credit rating agencies completed their reviews and revisions of their ratings of banks by country to address the agencies' perception of the impact of ongoing regulatory changes designed to improve the resolvability of banks in a manner that minimises systemic risk, such that the likelihood of extraordinary support for failing banks is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV and firm-specific requirements.

As a result, RBSG's long-term and short-term credit ratings were downgraded by two notches by S&P and Fitch. S&P further downgraded the long-term credit rating of RBSG as a result of a number of factors, including S&P's assessment of the RBS Group's financial flexibility to absorb losses while a going concern, and the RBS Group's underperformance relative to similar peers in terms of profitability.

The long-term deposit and senior unsecured ratings for the Bank and certain other subsidiaries of RBSG, however, were upgraded by one notch to take into account the protection offered to senior unsecured creditors by loss-absorbing capital. Moody's also finalised its review of the RBS Group and downgraded RBSG's long-term senior unsecured and issuer credit ratings by two notches. As a result, the credit ratings of RBSG are below investment grade by that credit agency. The outlook for RBSG by Moody's is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBSG and RBS Group entity credit ratings, including those of the Bank, and their ratings of long-term debt are based on a number of factors, including the RBS Group's financial strength as well as factors not entirely within the RBS Group's control, including conditions affecting the financial services industry generally. In particular, the rating agencies may further review the ratings of RBSG, the Bank and other RBS Group entities as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk and other macroeconomic and political developments, including as a result of an outcome in favour of an exit from the European Union.

Any further reductions in the long-term or short-term credit ratings of RBSG, the Bank or of certain of its subsidiaries, including further downgrades below investment grade, could adversely affect the RBS Group's issuance capacity in the financial markets, increase its funding and borrowing costs, require RBS Group entities (including the Bank) to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the RBS Group's access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the RBS Group and its subsidiaries (including the Bank) and adversely affect its competitive position, all of which could have a material adverse impact on the RBS Group and the Group's earnings, cash flow and financial condition.

At 31 December 2015, a simultaneous one-notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Bank by the three main ratings agencies would have required the RBS Group to post estimated additional collateral of £3.7 billion, without taking account of mitigating action by management. Individual credit ratings of RBSG, the Bank, The Royal Bank of Scotland N.V. ("RBS N.V.") and Ulster Bank Ireland Limited are also important to the RBS Group when competing in certain markets such as over-the-counter derivatives.

Any downgrade in the UK Government's credit ratings could also adversely affect the credit ratings of RBS Group companies (including the Bank) and may result in the effects noted above. In particular, political developments, including any exit, or uncertainty relating to a potential exit, of the UK from the European Union or the outcome of any further Scottish referendum could during a transitional period negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG, the Bank and RBS Group entities.

The RBS Group's ability to meet its obligations including its funding commitments depends on the RBS Group's ability to access sources of liquidity and funding.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2015, although the RBS Group's overall liquidity position remained strong, credit markets experienced increased volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

The RBS Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the RBS Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.

An inability to grow, or any material decrease in, the RBS Group's deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the RBS Group's ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the RBS Group's margins and profitability.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding.

The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors' perception of risk and hence affect the availability and cost of funding for the RBS Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the RBS Group's access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

The RBS Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral. Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most. The implementation of the UK ring-fencing regime may also impact the RBS Group's funding strategy and the cost of funding may increase for certain Group entities, including the Bank, which may be required to manage their own funding and liquidity strategy, in particular those entities outside the ring-fence which will no longer be able to rely on retail deposit funding.

If the RBS Group is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements or to fund new loans, investments and businesses. The RBS Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the RBS Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the RBS Group's and the Group's financial condition and results of operations.

The RBS Group's businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the RBS Group's key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the RBS Group conducts its business and on its results of operations and financial condition.
The RBS Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK, the EU and the US are considerably affecting the regulatory landscape in which the RBS Group and the Group operate and will operate in the future.

Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group's participation in government or regulator-led initiatives), have resulted in the RBS Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the RBS Group, including the Bank, the enactment and implementation of legislation and regulations in the UK and the EU, the other parts of Europe in which the RBS Group operates and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and has impacted, and will continue to impact, product offerings and business models. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBS Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required. Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could also result in the RBS Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments. Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the RBS Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, and could have a material adverse effect on the RBS Group's and/or the Group's business, funding costs and results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBS Group include those set out above as well as the following:
•
amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBS Group or the Group, either on a solo, consolidated or sub-group level, including amendments to the rules relating to the calculation of risk-weighted assets and reliance on credit ratings as well as tax rules affecting the eligibility of deferred tax assets;

•
new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable profits or distributable items necessary to make distributions or coupon payments;

•
the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the Financial Stability Board's recommendations on TLAC;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
•	further investigations, proceedings or fines either against the RBS Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
•
the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending; additional rules and regulatory initiatives and review relating to customer protection, including the FCA's Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

•
the imposition of additional restrictions on the RBS Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
•	changes to financial reporting standards (including accounting standards) and guidance or the timing of their implementation;
•	changes to risk aggregation and reporting standards;
•	changes to corporate governance requirements, corporate structures and conduct of business rules;
•	competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
•	financial market infrastructure reforms in the EU establishing new rules applying to investment services, short selling, market abuse and investment funds;
•
increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to current European proposals for a directive on payment services;

•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
•
the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, the introduction of the bank corporation surcharge of 8% which came into effect on 1 January 2016 or changes to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•	investigations into facilitation of tax evasion or the creation of new civil or criminal offences relating thereto;
•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US); and
•	other requirements or policies affecting the RBS Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBS Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBS Group's ability to engage in effective business, capital and risk management planning.

The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group's IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the RBS Group's operations and its ability to retain or grow its customer business and could require the RBS Group to recognise impairment charges.
The RBS Group's strategic programme to simplify and downsize the RBS Group with an increased focus on service to its customers involves significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the RBS Group's Return on Equity and cost-to-income ratio in the longer term as well as improve the resilience, control environment, accessibility and product offering of the RBS Group. The RBS Group has an IT transformational budget of around £4 billion (which excludes IT expenditure and costs relating to the implementation of the UK ring-fencing regime and the Williams & Glyn separation) to be spent from 2015 to 2017. At 31 December 2015, £1.2 billion of this budget had already been spent, and the budget for 2016 and 2017 is now higher than previously estimated as business plans have developed.

This investment in the RBS Group's IT capability will be used to further simplify and upgrade its IT systems and capabilities to make them more cost-effective and improve controls and procedures, enhance the digital services provided to its bank customers and address system failures which adversely affect its relationship with its customers and reputation and may lead to regulatory investigations and redress.

As with any project of comparable size and complexity, there can be no assurance that the RBS Group will be able to implement all of the initiatives forming part of its IT investment programme, on time or at all, and it may experience unexpected cost increases and delays. This is especially true in light of the separation of the Williams & Glyn business which requires the delivery of a stand- alone IT platform for the separated business, and the focus on meeting this requirement may limit the RBS Group's capacity and resources to implement the planned changes to the RBS Group IT infrastructure while the separation work is ongoing. Any failure by the RBS Group to realise the benefits of its IT investment programme, whether on time or at all, could have a material adverse effect on the RBS Group's and/or the Group's business, results of operations and its ability to retain or grow its customer business.

The RBS Group's operations are highly dependent on its IT systems. A failure of the RBS Group's IT systems could adversely affect its operations and investor and customer confidence and expose the RBS Group to regulatory sanctions.
The RBS Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centers, are critical to the RBS Group's operations.

The vulnerabilities of the RBS Group's IT systems are due to their complexity, attributable in part to overlapping multiple legacy systems resulting from the RBS Group's historical acquisitions and insufficient investment prior to 2013, creating challenges in recovering from system breakdowns.

IT failures adversely affect the RBS Group's relationship with its customers and reputation and have led, and may in the future, lead to regulatory investigations and redress. The RBS Group experienced system failures in 2012, as a result of which the RBS Group was required to set aside a provision for compensation to customers who suffered losses as a result of the system failure and that resulted in the RBS Group reaching a settlement with the FCA, the PRA and the Central Bank of Ireland and paying related fines. The RBS Group experienced a limited number of IT failures in 2015 affecting customers, although improvements introduced since 2012 allowed the RBS Group to contain the impact of such failures.

The RBS Group's regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBS Group's ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the RBS Group operates. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the RBS Group's and/or the Group's reputation, business and brands, which could undermine its ability to attract and keep customers.

The RBS Group is currently implementing a number of complex initiatives, including its strategic programme, the UK ring-fencing regime, the separation of the Williams & Glyn business, the restructuring of the CIB business and a significant IT investment programme, all which may put further strains on the RBS Group's existing IT systems. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group's IT infrastructure and in turn cause long-term damage to the RBS Group's and/or the Group's reputation, brands, results of operations and financial position. See "The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group's IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the RBS Group's operations and its ability to retain or grow its customer business and could require the RBS Group to recognise impairment charges."

The RBS Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the RBS Group's and the Group's operations, results of operations or reputation.
The RBS Group is subject to cybersecurity threats which have regularly targeted financial institutions as well as governments and other institutions and have increased in frequency and severity in recent years. The RBS Group relies on the effectiveness of its internal policies and associated procedures, infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the RBS Group relies.

The RBS Group also takes measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the RBS Group's computer systems, software, networks and mobile devices, and those of third parties on whom the RBS Group relies, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact.

Failure to protect the RBS Group's operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the RBS Group's customers. During 2015, the RBS Group experienced a number of distributed denial of service ("DDoS") attacks, one of which had a temporary impact on some of NatWest's web services, as well as a smaller number of malware attacks. The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the RBS Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group participated in the Bank of England's industry-wide exercise in 2015 to test how a major firm responds to significant cyberattacks against its critical economic functions.

The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the RBS Group's on-going IT priorities and improvement measures. The RBS Group expects to be the target of continued attacks in the future and there can be no assurance that the RBS Group will be able to prevent all threats. Any failure in the RBS Group's cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the RBS Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the RBS Group's and/or the Group's results of operations, financial condition or prospects.

The RBS Group's operations entail inherent reputational risk.
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders' expectations of the RBS Group's conduct, performance and business profile, is inherent in the RBS Group's business. Stakeholders include customers, investors, rating agencies, employees, suppliers, governments, politicians, regulators, special interest groups, consumer groups, media and the general public.

Brand damage can be detrimental to the business of the RBS Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the RBS Group conducts its business activities and operations, the RBS Group's financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or actual or perceived practices in the banking and financial industry may adversely affect the RBS Group's ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations. Reputational risks may also be increased as a result of the restructuring of the RBS Group to implement its strategic programme and the UK ring-fencing regime. Although the RBS Group has implemented a Reputational Risk Policy across customer-facing businesses to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the RBS Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the RBS Group's and/or the Group's business, financial condition, results of operations and prospects.

The RBS Group is exposed to conduct risk which may adversely impact the RBS Group or its employees and may result in conduct having a detrimental impact on the RBS Group's customers or counterparties.
In recent years, the RBS Group has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the RBS Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not consider customers' needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The RBS Group's businesses are also exposed to risk from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group. In recent years, a number of multinational financial institutions, including the RBS Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations. It is not always possible to deter employee misconduct and the precautions the RBS Group takes to prevent and detect this activity may not always be effective.

The RBS Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour.

The RBS Group's strategic programme is also intended to improve the RBS Group's control environment. Nonetheless, no assurance can be given that the RBS Group's strategy and control framework will be effective and that conduct issues will not have an adverse effect on the RBS Group's and/or the Group's results of operations, financial condition or prospects.

The RBS Group and the Group may be adversely impacted if the RBS Group's risk management is not effective.
The management of risk is an integral part of all of the RBS Group's activities. Risk management comprises the definition and monitoring of the RBS Group's risk appetite and reporting of the RBS Group's exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors. Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the RBS Group's reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the RBS Group's and/or the Group's business prospects, financial condition and/or results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See "The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macroeconomic environment in which the RBS Group operates could have a material adverse effect on the RBS Group's and/or the Group's business, capital and results."

A failure by the RBS Group to embed a strong risk culture across the organisation could adversely affect the RBS Group's ability to achieve its strategic objective.
In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the organisation based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework is still in the process of being implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the RBS Group through an inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

The RBS Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits and to restructure its pension schemes as a result of the implementation of the UK ring-fencing regime.
The RBS Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk is the risk that the assets of the RBS Group's various defined benefit pension schemes do not fully match the timing and amount of the schemes' liabilities, as a result of which the RBS Group is required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; as the impact on the pension scheme liabilities due to a one year increase in longevity is expected to be £853 million. In addition, as the RBS Group expects to continue to materially reduce the scope of its operations as part of the implementation of its strategic programme and of the UK ring-fencing regime, pension liabilities will therefore increase relative to the size of the RBS Group, which may impact the RBS Group's results of operations and capital position.

Given recent economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, the RBS Group has experienced increasing pension deficits and was required to make further contributions following the last triennial valuation of The Royal Bank of Scotland Group Pension Fund, the RBS Group's main defined benefit pension scheme (the "Main Scheme"), which showed that the value of liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. Following the publication of the IASB's exposure draft of amendments to IFRIC 14, the RBS Group has revised its pension accounting policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds. This change has resulted in the accelerated recognition of a £4.2 billion liability corresponding to the nominal value of all committed contributions in respect of past service pursuant to the May 2014 triennial valuation agreement with the Main Scheme pension trustee.

The RBS Group has agreed in principle with the Main Scheme pension trustee to make an accelerated cash payment of the outstanding committed future contributions (£4.2 billion) to the Main Scheme (the majority of which payment has been provided for as a result of the accounting policy change described above) and to bring forward the next triennial valuation to be as of a date between 31 October 2015 and 31 December 2015.

The contribution of £4.2 billion was paid in March 2016. The 2015 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. This will have the effect of significantly decreasing the amount of any pension surplus that the RBS Group can recognise as a balance sheet asset.

The next triennial period valuation will therefore take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises. Notwithstanding this accelerated payment and any additional contributions which may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, from Q1 2020 as a result of the next triennial valuation. The underlying assumptions used to calculate the triennial valuation deficit as at 31 March 2013 are set out further in note 4 Pensions on page 168.

The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would in turn, under RBS's revised accounting policy, trigger the recognition of a significant additional liability in the RBS Group's accounts, which in turn could have a material adverse effect on the RBS Group's and/or the Group's results of operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the RBS Group's existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank's group after 1 January 2026. The restructuring of the RBS Group's defined benefit pension plans to implement the UK ring-fencing regime, could affect assessments of the RBS Group's pension scheme deficits, or result in the pension scheme trustees making a determination that the employer covenant has been weakened, and result in additional contributions being required.

The RBS Group is developing a strategy to meet these requirements, which has been discussed with the PRA and will require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee will be influenced by the RBS Group's overall ring-fence strategy and its pension funding and investment strategies. If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group will need to be developed to meet the requirements of the pension regulations.

The costs associated with the restructuring of the RBS Group's existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the RBS Group's and/or the Group's results of operations, financial position and prospects.

Pension risk and changes to the RBS Group's funding of its pension schemes may have a significant impact on the RBS Group's capital position.
The RBS Group's capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net asset pension balances are to be deduced from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to mitigate stress on the pension fund and finally the RBS Group's target CET1 ratio incorporates a management buffer over the combined buffer requirement which assumes, amongst other risks, a buffer to mitigate a deterioration in the RBS Group's pension fund position.

The RBS Group believes that the accelerated payment to the RBS Group's Main Scheme pension fund will improve the RBS Group's capital planning and resilience through the period to 2019 and provide the Main Scheme pension trustee with more flexibility over its investment strategy.

The RBS Group estimates that the accelerated payment will adversely impact the RBS Group's CET1 capital in 2016 by 30 to 40 basis points and reduce the RBS Group's MDA level of CET1 capital or management buffer capital required for pension risk which may trigger MDA requirements and result in mandatory restrictions on discretionary distributions. The RBS Group's expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the RBS Group's control (which include the PRA's approval).

As a result, if any of these assumptions proves inaccurate, the RBS Group's capital position may significantly deteriorate and fall below the RBS Group's or RBS Group entities (including the Bank's) minimum capital requirements and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group's and/or the Group's results of operations, financial prospects or reputation.

The impact of the RBS Group's pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.
There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the RBS Group to manage its pension obligations resulting in an adverse impact on the RBS Group's CET1 capital.

The RBS Group's business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
The markets for UK financial services, and the other markets within which the RBS Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending) and the impact of regulatory actions and other factors. In particular, the emergence of disintermediation in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the RBS Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. Increasingly many of the products and services offered by the RBS Group are, and will become, technology intensive and the RBS Group's ability to develop such services has become increasingly important to retaining and growing the RBS Group's customer business in the UK.

There can be no certainty that the RBS Group's investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the RBS Group to continue to grow such services in the future. Certain of the RBS Group's current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the RBS Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the RBS Group. If the RBS Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings by the RBS Group relating to the implementation of its strategic programme and the UK ring-fencing regime, or required by the RBS Group's regulators, as well as constraints imposed on the RBS Group's ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively.

Intensified competition from incumbents, challengers and new entrants in the RBS Group's core markets could lead to greater pressure on the RBS Group to maintain returns and may lead to unsustainable growth decisions.

These and other changes in the RBS Group's competitive environment could have a material adverse effect on the RBS Group's and/or the Group's business, margins, profitability, financial condition and prospects.

The RBS Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.
The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government's implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013. The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the RBS Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority ("CMA") and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts ("PCAs"), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

Although these reviews are ongoing, preliminary findings in the CMA's Retail Banking Market Investigation contemplated proposing measures primarily intended to make it easier for consumers and businesses to compare bank products and increase the transparency of price comparison between banks and amend overdraft charging, which would, if implemented, impose additional compliance requirements on the RBS Group and could, in aggregate, adversely impact the RBS Group's competitive position, product offering and revenues. The wholesale banking sector has also been the subject of recent scrutiny. In February 2015 the FCA announced that it would be launching a market study to investigate competition in investment and corporate banking services. The FCA is expected to publish its interim report in early 2016 and its final report in spring 2016.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group operates or result in restrictions on mergers and consolidations within the UK financial sector.

The impact of any such developments in the UK will become more significant as the RBS Group's business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the RBS Group operates could have a material adverse effect on the RBS Group's and/or the Group's business, margins, profitability, financial condition and prospects.

As a result of the commercial and regulatory environment in which it operates, the RBS Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The RBS Group may also suffer if it does not maintain good employee relations.
Implementation of the RBS Group's strategic programme and its future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the RBS Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Certain of the RBS Group's directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers' regime and certification regime take effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

The RBS Group's evolving strategy has led to the departure of a large number of experienced and capable employees, particularly in the CIB business. The restructuring relating to the ongoing implementation of the RBS Group's strategic programme may cause experienced staff members to leave and prospective staff members not to join the RBS Group.

The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBS Group's restructuring could have an adverse impact on its implementation. The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the RBS Group's strategy could prevent the RBS Group from successfully implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and results of operations.

In addition, many of the RBS Group's employees in the UK, continental Europe and other jurisdictions in which the RBS Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the RBS Group and a breakdown of these relationships could adversely affect the RBS Group's and/or the Group's business, reputation and results.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.
On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG. The UK Government, through HM Treasury, currently holds 72.6% of the issued ordinary share capital of RBSG. The UK Government has indicated its intention to continue to sell down its shareholding in the RBS Group over the next five years. Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by RBS Group entities and lead to a period of increased price volatility for such securities.

In addition, UKFI manages HM Treasury's shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, should HM Treasury's intentions change, its position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy or the conduct of the RBS Group's operations. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The RBS Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
The RBS Group's businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates and commodity, equity, bond and property prices. In previous years, severe market events resulted in the RBS Group recording large write-downs on its credit market exposures.

Any further deterioration in economic and financial market conditions or weak economic growth could lead to additional impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the RBS Group's exposures.

Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the RBS Group's assets may result in significant changes in the fair values of the RBS Group's exposures, such as credit market exposures, and the value ultimately realised by the RBS Group may be materially different from the current or estimated fair value.

As part of its strategic programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios, the most important of which is the divestment of the William & Glyn business which may be carried out as a trade sale or through an IPO. The disposal of Williams & Glyn could lead the RBS Group to recognise further write-downs in the event that the sale proceeds are less than the carrying value of Williams & Glyn in the RBS Group's accounts. In addition, the RBS Group's interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

Any of these factors could require the RBS Group and/or the Group to recognise further significant write-downs and realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on their financial condition, results of operations and capital ratios.

The financial performance of the RBS Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The RBS Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the RBS Group's businesses.
In particular, the RBS Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe principally Germany, the Netherlands, Ireland and France. At 31 December 2015, credit risk assets in the UK were £311.4 billion, in the US were £24.6 billion and in Western Europe (excluding the UK) were £84.5 billion); and within certain business sectors, namely personal finance, financial institutions, commercial real estate, shipping and the oil and gas sector (at 31 December 2015, personal finance lending amounted to £155.3 billion, lending to financial institutions was £73.1 billion, commercial real estate lending was £27.6 billion, lending to the oil and gas sector was £3.5 billion and shipping was £7.1 billion).

Provisions for default on loans have decreased in recent years in line with the perceived reduction in risks relating to these customers, counterparties or assets classes. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the RBS Group and/or the Group may be required to make additional provisions, which in turn would reduce earnings and impact the RBS Group's and/or the Group's profitability.

The RBS Group's lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the RBS Group's and/or the Group's profitability.

In addition, as the RBS Group implements its new strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the RBS Group's relative exposure to the UK and certain sectors and asset classes in the UK will increase significantly as its business becomes more concentrated in the UK. In particular, in the UK the RBS Group is at risk from volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the RBS Group's total loans and advances to the retail sector, the RBS Group has a large exposure to adverse developments in the UK retail property sector. As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairment.

The credit quality of the RBS Group's and the Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the RBS Group's core markets, in particular the UK and Ireland, as these economies have improved.

However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the RBS Group's and/or the Group's ability to enforce contractual security rights.

In addition, the RBS Group's and the Group's credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to them, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has particularly been the case with respect to large parts of the RBS Group's commercial real estate portfolio.

Any such deteriorations in the RBS Group's and/or the Group's recoveries on defaulting loans could have an adverse effect on the RBS Group's and/or the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the RBS Group interacts on a daily basis.

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the RBS Group's or the Group's financial counterparties could have a material adverse effect on the RBS Group's or the Group's access to liquidity or could result in losses which could have a material adverse effect on the RBS Group's and/or the Group's financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the RBS Group and/or the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the RBS Group and/or the Group and an inability to engage in routine funding transactions.

The RBS Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the RBS Group. Failure by the RBS Group to do so on commercially favourable terms could have a material adverse effect on the RBS Group's operations, operating results, financial position and reputation.
The RBS Group's ability to dispose of the remaining businesses, portfolios and assets forming part of the businesses and activities being exited by the RBS Group and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile.

As a result, there is no assurance that the RBS Group will be able to sell, exit or run down these businesses, portfolios or assets either on favourable economic terms to the RBS Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all.

The RBS Group may be exposed to deteriorations in the businesses, portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

In addition, the RBS Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the RBS Group's business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the RBS Group's business.

The value or effectiveness of any credit protection that the RBS Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The RBS Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps ("CDSs"), and other credit derivatives, each of which are carried at fair value.

The fair value of these CDSs, as well as the RBS Group's or the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the RBS Group and/or the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs.

The RBS Group and the Group also recognise any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the RBS Group's and the Group's financial condition and results of operations.

The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group operates could have a material adverse effect on the RBS Group's and/or the Group's business, capital and results.
Given the complexity of the RBS Group's business, strategy and capital requirements, the RBS Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. The RBS Group's valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy.

Failure of these models to accurately reflect changes in the environment in which the RBS Group operates, or to be updated in line with the RBS Group's business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the RBS Group's risk exposure or the risk profile of the RBS Group's financial instruments or result in the RBS Group being required to hold additional capital as a function of the PRA Buffer. In addition, a number of internal models used by the Group are designed, managed and analysed by the RBS Group and may not appropriately capture risks and exposures of the Group. The RBS Group's internal models are subject to periodic review by its regulators and, if found deficient, the RBS Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the RBS Group's capital position. Some of the analytical models used by the RBS Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses.

The RBS Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBS Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the RBS Group's regulators. The RBS Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and/or results of operations, minimum capital requirements and reputation.

The reported results of the RBS Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses.
Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgements and assumptions take into account historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the RBS Group's results and financial position, based upon materiality and significant judgements and estimates, include pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in "Critical accounting policies and key sources of estimation uncertainty" on page 158. In addition, further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the RBS Group and the Group. IFRS and Interpretations that have been issued by the International Accounting Standards Board ("the IASB") but which have not yet been adopted by the Group are discussed in "Accounting developments" on page 160.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the RBS Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBS Group's and/or the Group's earnings, financial condition and capital position.

The RBS Group and its subsidiaries (including the Bank) are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.
In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives are coupled with a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain requirements and powers under CRD IV, including the rules relating to MDA, and certain of the measures introduced under the BRRD which came into force on 1 January 2015, including the requirements relating to MREL.

The tools and powers introduced under the BBRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools. In addition, banks headquartered in countries which are members of the eurozone are now subject to the European banking union framework.

In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank Ireland Limited under the Single Supervisory Mechanism ("SSM"). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group.
In the UK, the BRRD came into effect in January 2015, subject to certain secondary rules being finalised by the European authorities, and therefore the requirements to which the RBS Group is subject may continue to evolve to ensure compliance with these rules or following the publication of review reports produced by the European Parliament and the Council of the EU relating to certain topics set out by the BRRD. Such further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements. In addition, the PRA is currently consulting on a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the RBS Group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group may require the RBS Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the RBS Group's ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Such rules will need to be implemented consistently with the UK ring-fencing regime.

The BRRD requires national resolution funds to raise "ex ante" contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional "ex post" funding contributions in the event the ex ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although the UK government indicated that it would consider using receipts from the UK bank levy to meet the ex ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future. In addition, RBS Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The new recovery and resolution regime implementing the BRRD in the UK replaces the previous regime and has imposed and is expected to impose in the near-to medium-term future, additional compliance and reporting obligations on the RBS Group which may result in increased costs, including as a result of the RBS Group's mandatory participation in resolution funds, and heightened compliance risks and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all. The implementation of this new regime has required and will continue to require the RBS Group to work with its regulators towards putting in place adequate resolution plans, the outcome of which may impact the RBS Group's operations or structure.

The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the write-off, write-down or conversion of the RBS Group's securities.
In the context of the recovery and resolution framework set out above, as the parent company of a UK bank, RBSG is subject to the "Special Resolution Regime" under the Banking Act 2009, that gives wide powers to HM Treasury, the Bank of England, the PRA and the FCA in circumstances where a UK bank has encountered or is likely to encounter financial difficulties, such that it is assessed as failing or likely to fail.

The Special Resolution Regime under the Banking Act 2009, as amended to implement the relevant provisions of the BRRD in the UK from 1 January 2015, includes powers to (a) transfer all or some of the securities issued by a UK bank or its parent, or all or some of the property, rights and liabilities of a UK bank or its parent, to a commercial purchaser or, transfer of the bank into temporary public ownership, or, in the case of property, rights or liabilities, to a bridge bank (an entity owned by the Bank of England); (b) together with another resolution tool only, transfer impaired or problem assets to one or more publicly owned asset management vehicles; (c) override any default provisions, contracts or other agreements, including provisions that would otherwise allow a party to terminate a contract or accelerate the payment of an obligation; (d) commence certain insolvency procedures in relation to a UK bank; and (e) override, vary or impose contractual obligations, for reasonable consideration, between a UK bank or its parent and its group undertakings (including undertakings which have ceased to be members of the group), in order to enable any transferee or successor bank of the UK bank to operate effectively. Where stabilisation options are used under (a) or (b) above which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

In addition, among the changes introduced by the Banking Reform Act 2013 and amendments made subsequently to implement the relevant provisions of the BRRD, the Banking Act 2009 was amended to insert a bail-in power as part of the powers available to the UK resolution authority.

The bail-in power includes both a capital instruments write-down and conversion power applicable to Tier 1 and Tier 2 instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including the senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool (other than the bail-in tool, which would be used instead of the capital instruments write-down and conversion power), and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act 2009 or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act 2009) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity. In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments.

The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act 2009, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by the RBS Group, as well as increased difficulties in issuing securities in the capital markets and increased costs of raising such funds. If these powers were to be exercised (or there is an increased risk of exercise) in respect of the RBS Group or any entity within the RBS Group (including the Bank) such exercise could result in a material adverse effect on the rights or interests of shareholders which would likely be extinguished or very heavily diluted.

Holders of debt securities (which may include holders of senior unsecured debt), would see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the "no creditor worse off" safeguard, which requires losses not to exceed those which would be realised in insolvency.

In the UK and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms.

The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FCA, including the RBS Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the RBS Group may have an adverse impact on its and/or the Group's results of operations and financial condition.

To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the RBS Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The RBS Group's results could be adversely affected in the event of goodwill impairment.
The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value.

At 31 December 2015, the RBS Group carried goodwill of £5.6 billion on its balance sheet, taking into account an impairment charge of £498 million in respect of Private Banking in Q4 2015 which was made in light of a number of factors, including a reduction in anticipated future profitability due to the continuing low interest rate environment, a higher tax rate, margin pressure and higher capital allocations. The value in use and fair value of the RBS Group's cash-generating units are affected by market conditions and the performance of the economies in which the RBS Group operates.

Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group's income statement, but it has no effect on the RBS Group's regulatory capital position. Further impairments of the RBS Group's goodwill could have an adverse effect on the RBS Group's results and financial condition.

Recent changes in the tax legislation in the UK are likely to result in increased tax payments by the RBS Group and may impact the recoverability of certain deferred tax assets recognised by the RBS Group.
In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

The Finance Act 2015 included new restrictions on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015, which has impacted the extent to which the RBS Group is able to recognise deferred tax assets and has been reflected in its year-end accounts. At 31 December 2015, the RBS Group recognised a net deferred tax asset (taking account of the Finance Act 2015 changes) of £2.6 billion. On 16 March 2016, the UK Government announced their intention to further restrict the use of tax losses carried forward by UK banks. If these measures are enacted by the UK Parliament during the course of 2016, a longer recovery period of the deferred tax assets associated with UK tax losses will therefore arise. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the RBS Group's capital, for example by reducing further the RBS Group's ability to recognise deferred tax assets. Further, the new 8% tax surcharge which applies to banking companies from 1 January 2016 cannot be offset by brought forward tax losses arising before this time, or by any tax losses arising in non-banking companies within the RBS Group. In addition, the implementation of the rules relating to the UK ring- fencing regime and the resulting restructuring of the RBS Group may further restrict the RBS Group's ability to recognise tax deferred tax assets in respect of brought forward losses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April 2016

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary